Exhibit (a)(1)(C)

Participate in your company’s stock option exchange program.

QUICK LINKS

The Learning Center

The Exchange Program

Questions?

Call Fidelity:

1-800-544-9354

Dear John Sample,

We are pleased to offer you the opportunity to take part in the Savvis Stock Option Exchange Program.

Through this program, you will have the ability to exchange some of your existing Savvis stock options for repriced Savvis stock options.

You have been identified as eligible for this options exchange program.

The Savvis exchange program will let you exchange these options for equity awards that have the potential for greater value in today’s market.

To participate or learn more about the program, click on www.archimedes.com/savvisoptionexchange. Use your Savvis company e-mail address as your log in, and you will receive your password in a separate communication from Savvis Human Resources.

You have until 6 a.m. Central time on June 26, 2009, to make your elections, if you decide to participate.

Thank you for your contributions to the success of Savvis. If you have any questions, please call a Fidelity Stock Plan Services Representative at 1-800-544-9354, between the hours of 5 p.m. Sunday and midnight Friday, Eastern time, excluding holidays of the New York Stock Exchange.

Sincerely,

Laura Fisher

Vice President, HR Operations

Savvis, Inc.

Savvis and Fidelity Investments are not affiliated.

Brokerage services provided by Fidelity Brokerage Services, Member NYSE, SIPC, 300 Puritan Way, Marlborough, MA 01752.

Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC.

Please update your e-mail address if it has changed.

Read Fidelity’s Commitment to Privacy.

524932 C92203 01

EMAIL REF#3983404664.

© 2009 FMR LLC

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